SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 11–K

(Mark One)

[X]     ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

OR

[ ]       TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1–08094

A.       Full title of the plan and the address of the plan, if different from that of the issuer named below:

Ocean Retirement Savings Plan

B.       Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

OCEAN ENERGY, INC.
1001 Fannin Street, Suite 1600
Houston, Texas 77002–6794

Ocean Retirement Savings Plan
Annual Report on Form 11–K
For The Year Ended December 31, 2001
Index

NOTE:    Plan financial statements have been prepared in accordance with Item 4 under "Required Information" of Annual Report on Form 11–K.

(i)

Independent Auditors’ Report

THE ADMINISTRATIVE COMMITTEE
OCEAN RETIREMENT SAVINGS PLAN:

We have audited the accompanying statements of net assets available for plan benefits of Ocean Retirement Savings Plan (the “Plan”) as of December 31, 2001 and 2000, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for plan benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule H, line 4i – schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. The schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                              /s/ KPMG LLP

Houston, Texas
June 27, 2002

Ocean Retirement Savings Plan
Statements of Net Assets Available for Plan Benefits
(Amounts in Thousands)

	December 31,

	2001	2000

Investments	$89,806	$64,132
Accounts receivable:
Dividends declared on Company common stock	73	35
Employer contributions	128	93
Employer discretionary contribution	5,429	2,578
Participant contributions	–	128

	5,630	2,834

Net assets available for plan benefits	$95,436	$66,966

See accompanying Notes to Financial Statements.

Ocean Retirement Savings Plan
Statement of Changes in Net Assets Available for Plan Benefits
(Amounts in Thousands)

Year Ended
December 31,
2001

Investment income:
Dividends	$1,732
Interest	375

Total investment income	2,107
Net appreciation in fair value of investments	230

Net plan income	2,337
Contributions:
Participant contributions	5,334
Employer matching contributions	3,073
Employer discretionary contribution, cash	3,546
Employer discretionary contribution, shares of Company common
stock	1,883

Total contributions	13,836
Transfers from merged Employee Stock Ownership Plan	19,792
Withdrawals and terminations	(7,495)

Net increase in net assets available for plan benefits	28,470
Net assets available for plan benefits:
Beginning of year	66,966

End of year	$95,436

See accompanying Notes to Financial Statements.

Ocean Retirement Savings Plan
Notes to Financial Statements

1. PLAN PURPOSE AND DESCRIPTION

     The Ocean Retirement Savings Plan (formerly the Ocean Energy, Inc. Thrift Plan) (the “Plan”) is a defined contribution profit sharing and employee stock ownership plan sponsored by Ocean Energy, Inc., a Delaware corporation (the “Company”). The Plan is designed to assist employees of the Company in providing for their retirement, enable them to share in the Company’s profits, and enable them to acquire an ownership interest in the Company. Effective as of the close of business on December 31, 2000, the Ocean Energy, Inc. Employee Stock Ownership Plan (the “OEI ESOP”) was merged with and into the Ocean Energy, Inc. Thrift Plan. Effective as of January 1, 2001, the Plan was amended in a number of respects, renamed the Ocean Retirement Savings Plan, and restated.

     The Plan incorporates a qualified cash or deferred arrangement within the meaning of Section 401(k) of the Internal Revenue Code of 1986, as amended (the “Code”). The Plan allows an employee to defer the receipt of an integral percentage from 1% to 14% of his compensation beginning the first day of the month coincident with or immediately following the completion of one hour of service, not to exceed the annual limit on “Cash or Deferred Contributions” ($10,500 in 2001 and 2000) imposed by Section 402(g) of the Code. Such Cash or Deferred Contributions are deemed to be contributions by the Company for all purposes. The Company contributes as of each pay period “Employer Matching Contributions” in an amount equal to 100% of the Cash or Deferred Contributions made on behalf of such participating employee not in excess of 6% of his compensation during such month.

     The Plan provides for an additional optional annual contribution to the Plan by the Company at the discretion of its Board of Directors (“Employer Discretionary Contribution”) and, if necessary to satisfy applicable provisions of the Code, an additional contribution on behalf of “non–highly compensated” participants. As a result of the merger with the OEI ESOP, any annual discretionary contribution is paid through a combination of shares of OEI common stock deposited into the ESOP Account within the Plan, cash deposited into an Employer Discretionary Contribution Account in the Plan and cash deposited into other company–sponsored benefit plans. For the year 2001, the Company’s Board of Directors approved a contribution of 10.5% of employees’eligible pay to these various benefit plans. As of December 31, 2001, a receivable in the amount of $5.4 million has been accrued as the Employer Discretionary Contribution for the year 2001. The amount was paid into the participants’ accounts in January 2002.

     At December 31, 2001, participants could elect to have contributions, both Cash or Deferred and Employer Matching Contributions, invested in one or more of the available funds, which are described in Note 4.

     Upon termination of employment prior to age sixty–five for reasons other than total and permanent disability or death, a participant is entitled to receive 100% of amounts in his Before–Tax Account, After–Tax Account, and Rollover Contribution Account, if any, as of the Benefit Commencement Date. The participant is also entitled to a percentage (the “Vested Interest”) of the amounts in his Employer Discretionary Contribution Account, Employer Matching Contribution Account, and ESOP Account (“Employer Contribution Accounts”) as of the Benefit Commencement Date.

Ocean Retirement Savings Plan
Notes to Financial Statements

The Vested Interest will be determined by years of “Vesting Service” in accordance with the following schedule:

Full Years of
Vesting Service	Vested Interest

Less than 1 year	0%
1 year	34%
2 years	67%
3 years	100%

One thousand or more hours of service during a calendar year constitutes a year of vesting service for such employee. For terminations prior to age sixty–five due to total and permanent disability, death or a reduction in work force and terminations on or after age sixty–five, a participant is considered fully vested and receives 100% of the balance in his Employer Contribution Accounts.

     Forfeitures are applied to reduce the Employer Matching Contribution next coming due and/or pay expenses incident to the administration of the Plan. For the year ended December 31, 2001, $92,000 of forfeitures was applied to reduce the Employer Matching Contributions.

     The Company has the power to terminate the Plan at any time. If the Plan is terminated, a participant will be considered fully vested in the balance of his Employer Contribution Accounts and distribution of all account balances will occur in accordance with the provisions of the Plan.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     ACCOUNTING BASIS. The accompanying financial statements of the Plan are prepared on the accrual basis of accounting.

     EXPENSES. All expenses incident to the administration of the Plan and related trust fund (the “Trust Fund”) may be paid by the Company and, if not paid by the Company, are paid by the Plan. In 2001, the Company elected to pay all such expenses, although the Company, at its option, can discontinue this practice at any time.

     INVESTMENTS. On each valuation date, as such term is defined in the Plan, securities held by the Plan are valued at fair value based upon published market prices, and the increase or decrease in the fair value of securities held, plus any net income or loss of the Plan, is allocated to the participants’ accounts. Participant loans are valued at the outstanding principal amount of the loan, which approximates fair value. Security transactions are recorded on a trade–date basis and realized and unrealized investment gains and losses are determined separately based on average revalued cost (the weighted average of the fair value of the shares or units held at the beginning of the plan year and the historical cost of the shares or units acquired since the beginning of the plan year). Realized gains and losses reported on withdrawals of securities by participants are based on the difference between fair values of the withdrawn securities at the valuation date and average revalued cost to the participant. See Note 4.

Ocean Retirement Savings Plan
Notes to Financial Statements

     USE OF ESTIMATES. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements and additions and deductions to net assets available for plan benefits during the reporting period. Actual results could differ from those estimates.

3. WITHDRAWALS AND TERMINATIONS

     During the year ended December 31, 2001, 190 participants who had terminated employment with the Company received distributions from the Plan. In addition, 19 participants withdrew portions of the balances of their Member Contribution Accounts or Cash or Deferred Accounts totaling $213,000 as permitted by the Plan. The distributions made upon termination, including the vested portion of the Employer Contribution Accounts, and the withdrawals were as follows (amounts in thousands except share amounts):

Year Ended
December 31, 2001

Cash	$6,212
Company Common Stock (58,059 shares)	1,070

Total distributions made upon termination	7,282
Hardship/Non Hardship withdrawals	213

Total withdrawals and terminations	$7,495

4. INVESTMENT PROGRAMS

As of December 31, 2001, funds in which contributions have been invested are as follows:

Company Common Stock Fund –The common stock of Ocean Energy, Inc. and short-term investments.

Fidelity Magellan Fund –A mutual fund seeking capital appreciation by investing primarily in common stocks of domestic and foreign issuers.

Fidelity Equity–Income Fund –A mutual fund investing in diversified value stocks of large U.S. companies seeking growth of capital over the long term.

Fidelity Growth Company Fund –A mutual fund seeking to provide capital appreciation through investing primarily in common stocks.

Ocean Retirement Savings Plan
Notes to Financial Statements

Fidelity Diversified International Fund –A mutual fund investing in stocks and debt obligations of companies and governments outside the United States.

Fidelity Freedom Income Fund –A mutual fund seeking to provide high current income and, as a secondary objective, some capital appreciation for those already in retirement.

Fidelity Freedom 2000 Fund –A mutual fund seeking to provide high total returns for those retired in 2000 by investing in a combination of stocks, bonds, and money market funds that will gradually become more conservative over time.

Fidelity Freedom 2010 Fund –A mutual fund seeking to provide high total returns for those planning to retire around 2010 by investing in a combination of stocks, bonds, and money market funds that will gradually become more conservative over time.

Fidelity Freedom 2020 Fund –A mutual fund seeking to provide high total returns for those planning to retire around 2020 by investing in a combination of stocks and bonds that will gradually become more conservative over time.

Fidelity Freedom 2030 Fund –A mutual fund seeking to provide high total returns for those planning to retire around 2030 by investing in a combination of stocks and bonds that will gradually become more conservative over time.

Fidelity Freedom 2040 Fund –A mutual fund seeking to provide high total returns for those planning to retire around 2040 by investing in a combination of stocks and bonds that will gradually become more conservative over time.

Fidelity Retirement Money Market Portfolio –A mutual fund seeking to invest in U.S. dollar denominated money market securities with consideration given to safety of principal.

Fidelity Spartan U.S. Equity Index Fund –A mutual fund seeking long–term growth of capital and income from dividends by investing primarily in common stocks included in the Standard & Poor’s 500 Composite Stock Price Index.

Franklin Balance Sheet Investment Fund –A mutual fund seeking capital appreciation and income through securities which represent intrinsic values not reflected in the current market price of such securities and/or present opportunities for high income.

PIMCO Total Return Fund –A mutual fund seeking income through investments in all types of bonds, including U.S. government, corporate, mortgage and foreign.

INVESCO Small Company Growth Fund –A mutual fund seeking to increase the value of investments over the long term through capital growth.

See also Schedule H, Line 4i –Schedule of assets (Held at End of Year).

Ocean Retirement Savings Plan
Notes to Financial Statements

     The following individual investments each represented greater than five percent of net assets available for plan benefits as of December 31, 2001 and 2000 (amounts in thousands):

	December 31,

	2001	2000

Company Common Stock Fund	$36,720	$15,010
Fidelity Magellan Fund	12,995	14,794
Fidelity Equity–Income Fund	7,564	–
Fidelity Freedom 2010 Fund	7,461	–
Fidelity Spartan U.S. Equity Index Fund	7,372	–
Fidelity Retirement Money Market Fund	6,216	–
Chase Balanced Fund	–	7,174
Vanguard 500 Index Fund	–	7,526
Chase Vista Large Cap Equity Fund	–	7,424
Chase Money Market Fund	–	4,490

A portion of the Company common stock fund is maintained in an ESOP Account that is non–participant directed. See Note 5.

     During the year ended December 31, 2001, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows (amounts in thousands):

Year Ended
December 31, 2001

Company Common Stock Fund	$4,343
Mutual Funds	(4,113)

Net appreciation in value	$230

5. ESOP ACCOUNT

     A portion of the shares of common stock in the Company Common Stock Fund is maintained in an ESOP Account. The ESOP Account is non–participant directed and includes the following: amounts transferred to the Plan as a result of the January 1, 2001 merger with the OEI ESOP, a portion of the Employer Discretionary Contribution made to the Plan for the year ended December 31, 2001, the amounts of forfeitures from other participants’ ESOP Accounts, and dividends attributable to Company common stock in the ESOP Account. Information about the net assets and the components of the changes in net assets relating to the ESOP Account is as follows (amounts in thousands):

Ocean Retirement Savings Plan
Notes to Financial Statements

December 31, 2001

Investment in Company common stock	$20,591
Accounts receivable:
Employer discretionary contribution	1,883
Dividends declared on Company common stock	43

Net assets available for plan benefits	$22,517

Year Ended
December 31, 2001

Net assets available for plan benefits beginning of year	$–
Transfers from merged plan	19,792
Net appreciation in fair value of assets	2,096
Employer discretionary contribution	1,883
Dividends	169
Withdrawals and terminations	(1,423)

Net assets available for plan benefits end of year	$22,517

6. FEDERAL INCOME TAXES

     On April 22, 1997, the Internal Revenue Service (the “IRS”) issued a determination letter to the effect that the Sixth Amendment to the Plan, generally effective January 1, 1995, and the amendment and the restatement of the Plan, effective September 1, 1996, met the requirements of Section 401(a) of the Code. Subsequent to the adoption of the restatement of the Plan, the Plan has been amended several times and was amended and restated effective July 1, 1999 in connection with a Plan merger. Effective as of the close of business on December 31, 2000, the OEI ESOP was merged into the Ocean Energy, Inc. Thrift Plan, with the resulting Plan renamed the Ocean Retirement Savings Plan. An application has been submitted to the IRS for a determination as to the qualified status of the Plan as amended and restated, including the merger with the OEI ESOP and resulting Plan. The Administrative Committee of the Plan and the Company believe the Plan is currently designed and operated in compliance with the applicable requirements of the Code.

     Because the Plan is a qualified plan under Section 401(a) of the Code, a participant in the Plan is not subject to federal income taxes on the participant’s share of contributions to the Plan by the Company or the participant’s share of income earned by the Plan until it is withdrawn by or distributed to the participant. In addition, the Trust Fund is exempt from taxation under Section 501(a) of the Code, and the Company is entitled to deduct for federal income tax purposes the amount of its contributions to the Plan.

Ocean Retirement Savings Plan
Notes to Financial Statements

7. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

     The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500 (amounts in thousands):

	December 31,

	2001	2000

Net assets available for plan benefits per
financial statements	$95,436	$66,966
Less: Amounts allocated to withdrawing
participants	(43)	–

Net assets available for plan benefits per
Form 5500	$95,393	$66,966

     The following is a reconciliation of withdrawals and terminations during the year per the financial statements to the Form 5500 (amounts in thousands):

Year Ended
December 31, 2001

Withdrawals and terminations per financial statements	$7,495
Add: Amounts allocated to withdrawing
participants at December 31, 2001	43

Withdrawals and terminations per Form 5500	$7,538

8. RELATED PARTY TRANSACTIONS

     Certain Plan investments are in mutual funds managed by Fidelity Investments, the Plan trustee. Transactions in these investments qualify as party–in–interest transactions that are exempt from the prohibited transaction rules. Transactions in Company common stock also qualify as party–in–interest transactions that are exempt from the prohibited transaction rules.

Ocean Retirement Savings Plan
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2001
(Amounts in Thousands Except Share and Unit Data)

	Number
	of Shares		Fair
Description	or Units	Cost	Value

Company Common Stock Fund	3,295,754	$19,076	$36,720	(1), (2), (3)
Fidelity Magellan Fund	124,689	14,034	12,995	(1), (2)
Fidelity Equity–Income Fund	155,084	8,079	7,564	(1), (2)
Fidelity Growth Company Fund	15,224	814	810	(2)
Fidelity Diversified International Fund	119,493	2,569	2,280	(2)
Fidelity Freedom Income Fund	2,232	25	24	(2)
Fidelity Freedom 2000 Fund	18,141	211	209	(2)
Fidelity Freedom 2010 Fund	591,682	7,945	7,461	(1), (2)
Fidelity Freedom 2020 Fund	66,077	910	831	(2)
Fidelity Freedom 2030 Fund	4,566	60	57	(2)
Fidelity Freedom 2040 Fund	3,318	25	25	(2)
Fidelity Retirement Money Market Portfolio	6,215,744	6,216	6,216	(1), (2)
Fidelity Spartan U.S. Equity Index Fund	181,384	8,084	7,372	(1), (2)
Franklin Balance Sheet Investment Fund	67,666	2,352	2,708
PIMCO Total Return Fund	212,296	2,240	2,221
INVESCO Small Company Growth Fund	72,024	871	874
Participant Loans, bearing interest at varying amounts between 5% and 11.75% maturing between 2002 and 2028	Various	1,439	1,439	(2)

		$74,950	$89,806

(1) These items represent greater than five percent of plan assets.
(2) Represents a party–in–interest to the Plan.
(3) Ownership in the Company Common Stock Fund is measured in units. At December 31, 2001, a unit included approximately 0.56 shares of Company common stock plus a portion of the Fund’s short–term investments.

See accompanying independent auditors’ report.

Ocean Retirement Savings Plan

Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the Ocean Retirement Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Ocean Retirement Savings Plan

By: /s/ Robert L. Thompson Robert L. Thompson Vice President and Controller Ocean Energy, Inc.

June 28, 2002

Ocean Retirement Savings Plan

Exhibit Index

Exhibit Number	Description

23.	Consent of Independent Auditors